Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-123683

January 17, 2006

2,000,000 Shares

Series C Preference Stock

(Non-Cumulative, $100 Liquidation Value)

SUMMARY OF TERMS

Joint Book-running Managers:	Citigroup / JPMorgan / Merrill Lynch & Co.

Co-Managers:	Wedbush Morgan Securities Inc. / BNY Capital Markets, Inc. / LaSalle Capital Markets/UBS Investment Bank

Issuer:	Southern California Edison Company (“SCE”, or the “Company”)

Securities Offered:	2,000,000 Shares, Series C Preference Stock; Non-Cumulative, $100 Liquidation Value (the “shares”)

Ratings of Securities:	Baa3/BBB- (Moody’s / S&P)

Offering Date:	January 17, 2006

Settlement Date:	January 24, 2006 (T+5)

Maturity:	Perpetual

Public Offering Price:	100.000%

Dividends:	When, as, and if declared by the Company’s board of directors, dividends on the shares will be payable on January 31, April 30, July 31 and October 31 of each year, beginning April 30, 2006, at a rate per annum equal to 6.000%. Dividends on the shares are not cumulative.

Optional Redemption:	Callable at any time, or from time to time, on or after January 31, 2011, in whole or in part, at par plus accrued interest and unpaid dividends to the redemption date for the then-current quarterly dividend period. However, any redemption that would reduce the principal amount of the shares outstanding to $50 million or less in the aggregate would be restricted to a call in whole only.

Capital Replacement:	The Company intends to redeem the shares only from proceeds from the issuance of new capital offerings whose equity treatment is equal to, or greater than, the shares being redeemed.

Issuance of Senior Shares:	As long as any shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	The shares will not be convertible into shares of any other class or series of SCE’s capital stock or any other security.

Voting Rights:	None generally, except that the consent of holders of at least a majority of the shares is required to amend the articles of incorporation to adversely change certain basic terms of the shares or to authorize, create or increase in amount any class of stock ranking senior to the shares.

Ranking:	The shares will rank equally with other series of preference stock, junior to SCE’s outstanding cumulative preferred stock and senior to SCE’s common stock, and to any other of the Company’s equity securities that the Company may issue in the future that by their terms rank junior to the shares.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the shares for general corporate purposes.

Form:	Book-entry only

Tax Treatment:	Generally eligible for the Dividend-Received Deduction (DRD) as long as SCE has current or accumulated earnings and profits.

CUSIP/ISIN:	842400 731/US8424007313

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580 for Citigroup Global Markets Inc., by calling collect (212) 834-4533 for J.P. Morgan Securities Inc. or by calling 1-800-248-3580 for Merrill Lynch, Pierce, Fenner & Smith Incorporated.

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